Mail Stop 4561

May 8, 2007

Kris Canekeratne
Chairman and Chief Executive Officer
Virtusa Corporation
2000 West Park Drive
Westborough, MA 01581

>   **Re: Virtusa Corporation**
>   **Registration Statement on Form S-1**
>   **Filed April 6, 2007**
>   **File No. 333-141952**

Dear Mr. Canekeratne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-1 filed on April 6, 2007 that was provided to us by counsel.

Form S-1

General

1.   Comments on your confidential treatment request for Exhibits 10.6 and 10.8, filed with Amendment No. 1 to the registration statement, will be provided shortly under separate cover.

2.   We will process your amendments without price ranges. Since the price range you select

will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

4.   Please update your filing as necessary to provide audited financial statements pursuant to Rule 3-12(d) of Regulation S-X.

Prospectus Summary, page 1

Company Overview, page 1

5.   We note your disclosure includes the names of certain of your current clients as representative of the "leading global enterprises" with which you do business here and in the MD&A and Business sections of the prospectus. Tell us how you identified these customers are representative of your customers. For example, are they your largest customers based on revenues? Did each of these customers provide a minimum percentage or dollar amount of revenues to you? In this regard, you should note that including the name of well-known customers because of their name recognition generally is not appropriate. Rather, you must have a set of neutral criteria and include the names of all customers meeting these criteria.

6.   Your summary should contain balanced disclosure regarding your business and financial condition. Revise your summary to provide a brief discussion regarding the concentration of customer base, including quantifying your dependence on a limited number of customers (i.e., your top ten customers accounted for 71.3%, 61.8% and 65.3% of total revenues for the nine months ended December 31, 2006, fiscal 2006 and fiscal 2005, respectively).

Market Opportunity, page 2

7.   With respect to any third-party statements in your prospectus such as the market data by IDC, NASSCOM-McKinsey and Hewitt Associates presented in your disclosure, please supplementally provide us with support for such statements. Please set forth the names of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the

source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources.

Risk Factors, page 7

General

8.   Your reference to unknown or immaterial risks in the second sentence of your introductory paragraph may give readers the impression that there are material risks that have not been identified. Please revise to simply state that all material risks are described in this section.

"Our revenue is highly dependent on a small number of clients…", page 7

9.   In order to provide context to the risk disclosed, revise to identify all clients that accounted for greater than 10% of revenues during your last fiscal year and any interim period presented in the prospectus. In this regard, it is unclear whether you have a limited number of long-term clients that have historically accounted for the majority of your revenues or whether you add new clients each year that account for a significant amount of revenues in only that year.

"The loss of key members of our senior management…", page 10

10.   Consider expanding this discussion to briefly discuss any employment agreements you currently have with senior management. Please also disclose whether you maintain key man insurance on Mr. Canekeratne or any other senior managers.

"We may incur liability as a result of our failure to register…", page 11

11.   Please tell us the timeline of events that led to your discovery that you may have been obligated to file a Form 10 to register your stock options as a class of securities under Section 12(g) in 2003. Please also provide a detailed description of the steps you took in July 2005 to reduce your number of option holders to less than 300, whether you had more than 300 option holders as of March 31, 2005 (i.e., the last day of your fiscal year), and whether you have remained under the 300 security holder threshold continuously since March 31, 2005. Your response should specifically address the type of information Virtusa has provided to option holders since the possible reporting obligation was triggered in 2003.

12.   Consider discussing the possible Section 5 violation disclosed on page 12 under a

separate subheading. You should also revise the text of the risk factor to set forth the events that led rise to a possible violation of Section 5 relating to stock option grants to 16 employees. Your response should include a detailed timeline that addresses, among other things, the date(s) of grant, the exemption relied upon, and the circumstances that led to your questioning the availability of such exemption.

"Our management has limited experience managing a public company…", page 14

13. Please provide us with an analysis regarding the impact of the possible Section 12(g) violation discussed on page 11 as it relates to any requirements under the Sarbanes-Oxley Act.

14. We note from your disclosures on page 14 of the filing that your testing or subsequent testing by your independent public accounting firm may reveal deficiencies in your internal controls over financial reporting that are deemed to be a material weakness. Please confirm that no material weaknesses have been identified to date.

"Our existing stockholders and management control a substantial interest…", page 31

15. Please revise the text of this risk factor to address whether any of your existing stockholders have any agreements or understandings to act together in matters submitted for stockholder approval.

Industry Data, page 33

16. We note your statement that you have not independently verified any third-party information included in the prospectus and cannot assure its accuracy or completeness. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 41

17. Consider expanding your "Overview" to include management's perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company's executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your company and how is management dealing with these issues. For example, we note that your gross margins are impacted by the location where work is

performed and the type of contract that work is performed under (i.e., time-and-materials or fixed-price contract). Discuss the historical mix between these two types of contracts and any expected trends relating to the types of future contracts. We also note your disclosure regarding your high level of repeat business. Revise your disclosure to address any material trends regarding the engagement of new clients, as it is unclear from your disclosure whether increases in revenues are related to the addition of new clients, an increase in repeat business, or other factors. It also appears that you are experiencing a trend of increasing international revenues, particularly revenues in the United Kingdom. You should discuss this and other material trends in this section. Refer to Release 33-8350 on our website at www.sec.gov.

18.   Please revise your disclosure here and other appropriate sections of the prospectus to identify all clients that accounted for greater than 10% of revenues during your last fiscal year and any interim period presented in the prospectus.

19.   We note the discussion of your IT service agreement with BT on page 42. Tell us if you are materially dependent upon any agreements with your other significant customers. In this regard, we note that you also have filed your agreement with JP Morgan Chase Bank as an exhibit to this registration statement. You should revise your disclosure, consistent with your request for confidential treatment, to discuss the material terms of that agreement.

20.   Revise your disclosure of revenues throughout MD&A to indicate the percentage of revenues provided onsite for your clients and the revenues recognized from your global delivery centers in India and Sri Lanka. Address the historical impact on revenues from the mix of work provided onsite and offshore and discuss any expected trends in the method of delivery of your services.

21.   Your discussion of revenues should also more clearly indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. Also, revise to include a discussion of pricing pressure in your industry. Is there an industry leader that sets prices in your industry? Does pricing pressure come from your large customers who are seeking to lower prices? Revise to describe the impact of pricing pressures on services provided both onsite and offshore in India and Sri Lanka.

Share-based compensation, page 46

22.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures

appropriate to intrinsic value.

23.   Tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In addition, please revise to disclose the following information related to issuances of equity instruments:

- Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R and those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions;

- Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Results of Operations, page 49

24.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, your disclosures indicate that operating expenses increased $3.7 million to support growth, including marketing, branding and business development programs, recruiting and training of additional sales and administrative staff, and facilities expenses, but you do not provide quantitative disclosures regarding the impact of these items during the nine months ended December 31, 2006. Revise you disclosures to quantify each source to that contributed to a material change. We refer you to Section III. D of SEC Release 33-6835.

Reconciliation of non-GAAP Financial Measures, page 61

25.   We note your use of the non-GAAP disclosures for "adjusted net income" that excludes the impact of releasing the deferred tax asset valuation allowance. In this regard, your disclosures do not appear to include a statement regarding the material limitations associated with the use of a non-GAAP measure or the reasons why management believes that the presentation of this non-GAAP measure provides useful information to

investors. Revise your disclosures to include all the disclosures required by Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003.

Business, page 65

26.   Revise to provide disclosure on the general development of your business pursuant to Item 101(a)(1) of Regulation S-K.

27.   Please also revise to provide financial information about geographic areas, or cross-reference to such information, pursuant to Item 101(d) of Regulation S-K.

Human Resources, page 77

28.   We note your references to the use of subcontractor on page 12 and in your disclosure on changes in results of operations. Revise to indicate the importance of the use and availability of subcontractors to your business. Your disclosure should address whether you are more dependent on subcontractors in certain geographic locations in which you do business and the relative availability of subcontractors in those regions. If material, address whether you have any contractual arrangements with entities that supply subcontractors or the manner in which you locate qualified subcontractors.

Compensation, page 87

Compensation discussion and analysis, page 87

Executive compensation components, page 88

29.   We note your references to considering the compensation of executives in similarly situated companies in the IT industry and other similar industries in setting base salaries and in determining the amount and type of equity incentive compensation and the relative weighting of such awards within total executive compensation. Please identify the comparable companies that constitute the component companies against which you set your benchmarks for total compensation. We assume that these companies are largely similar to the ones contained in the March 2007 peer analysis of Hewitt Associates in connection with the provisions of severance and change in control benefits to your executive officers. You should also address whether you seek to benchmark total compensation at a certain level in relation to these peer companies (e.g., a certain percentile, median level, etc.). See Item 402(b)(2)(xiv) of Regulation S-K.

30.   We note that you have not provided a quantitative discussion of the terms of the necessary performance targets and bonus criteria to be achieved in order for your

executive officers to earn their variable incentive cash compensation. You should discuss the specific items of company performance and individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered by the Compensation Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

31. We note disclosure regarding "an equity grant policy for 2007…that formalizes how [you] grant equity" by setting parameters on the schedule of equity grants, the pricing of awards, and the methods for approval of grants. Please revise to provide a materially complete description of the terms under which equity grants will be made under this policy. In addition, disclose whether this policy has been formalized in writing and tell us what consideration, if any, you have given to filing a version of this equity grant policy as an exhibit pursuant to Item 601(b)(10)(iii).

32. Please provide disclosure pursuant to Item 402(b)92)(vi) of Regulation S-K regarding how your equity-based incentive programs fit with the other elements of compensation and how such incentives affect decisions regarding such other elements. In this regard, address the grant to certain named executives immediately exercisable stock options. We note the discussion that this practice facilitates the long-term tax planning of the executives involved but it is unclear how this practice aligns the interests of the executive officers with stockholders and where we may locate the written provisions relating to this practice. We also note that you have not provided any disclosure on regarding stock appreciation rights in this section and how, if at all, your 2005 SAR Plan fits into your overall compensation arrangements with your executive officers. Please revise to provide appropriate disclosure in this section regarding the issuance of SARs to executive officers. Finally, please discuss your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K.

33. Given the disparity in the compensation of Mr. Smith in relation to the compensation of Mr. Canekeratne, the only named member of your senior management identified as a key member in the risk factor on page 10, identify the material differences in compensation policies and decisions for your named executive officers. See Section II.B. of SEC

Release 33-8732A.

34. Although we note your brief discussion regarding long-term tax planning for certain executives, please revise your disclosure to address the impact of accounting and tax treatments of particular forms of compensation. See Item 402(b)(2)(xii) of Regulation S-K. For example, your disclosure does not currently include a discussion of your Internal Revenue Code Section 162(m) policy.

Potential Payments upon Termination or Change in Control, page 101

35. Please clarify "for cause" and "other than good reason" for purposes of this discussion.

Certain Relationships and Related Party Transactions, page 108

36. We note your disclosure that you have adopted a written policy that requires all future transactions between related persons (and their affiliates) and you in which the amount involved is equal to or greater than $120,000, be approved in advance by your audit committee. Please disclose where an investor may locate this written policy.

Consolidated Financial Statements

Consolidated Balance Sheets-page F-3

37. Please revise to include a pro forma balance sheet (excluding the effects of the offering) along side the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds) due to the automatic conversion of the convertible preferred stock. Footnote disclosures to this presentation should clarify the status of your redeemable convertible preferred stock as a result of your initial public offering. In addition, pro forma earnings per share for the latest year and interim period should be presented in the statements of operations giving effect to the conversion (but not the offering).

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-15

38. We note from your disclosures that revenues on time-and-materials contracts are recognized over the period of performance utilizing a proportional performance model based on the level of efforts, as milestones are achieved or when the final deliverables have been provided. Thus, it appears from your disclosures that you are using three methods of recognizing revenues for this type of contract. Explain why each method is

proper and how revenue is measured under each method utilized. Specifically, for contracts that recognize revenue when the final deliverable is provided, clarify how you determined that it is appropriate to apply the completed contract model as opposed to a proportional performance delivery model. As part of your response, please clarify the terms of your typical customer contracts. Please revise your disclosures to explain why you recognize revenue when the final deliverables have been provided and how your policy complies with the applicable revenue recognition guidance. We refer you to the disclosure guidance of Section II.F.3 of the November 30, 2006 SEC Release, Current Accounting and Disclosure Issues in the Division of Corporation Finance.

39.   We note from your disclosures on page 44 of the filing that you recognize revenue from a variety of IT consulting, technology implementation and application outsourcing services. Please clarify whether your arrangements contain a license to a software element within the scope of SOP 97-2. That is, tell us whether these arrangements involve significant customization or modification of a software license obtained from you and, if so, explain how you considered the guidance in paragraphs 63 to 71 of SOP 97-2. In addition, tell us whether your contracts include more than one deliverable. If so, indicate whether you can allocate the arrangement fee to each deliverable and, if so, indicate the basis for this allocation. See paragraph 9 of EITF 00-21 (or SOP 97-2 if applicable). If necessary, revise to disclose your revenue recognition policy for the development of software solutions and for professional service elements.

40.   We note from your disclosures on page 72 of the filing that you maintain a 20/80 onsite-to-offshore service delivery mix. We further note from your disclosures that your onsite teams are generally composed of program and project managers, industry experts and senior business and technical consultants while your offshore teams are generally composed of project managers, technical architects, business analysts and technical consultants. Tell us whether any of your contracts have high initial costs related to the use of specialized labor but lower labor costs for the balance of the project. If so, please indicate how this mix impacts the amount of revenue recognized during the term of the contract. For example, do you charge more for specialized labor under a time-and-materials contract when that type of employee is utilized?

41.   We note from your disclosures on page 42 of the filing that you are offering volume discounts or pricing incentives, which appear to be common practice in your industry. Explain to us how you account for such discounts or incentives. Also, tell us the amount of discounts and incentives offered in each of the periods presented and what consideration you gave to including relevant disclosure in your revenue recognition policy description. Tell us how your policy considered the guidance in EITF 01-9.

42.   We note from your disclosures on page 22 of the filing that some of your client contracts contain restrictions or penalty provisions that if triggered could result in lower future revenues and decrease profitability. Tell us how you account for such restrictions and

penalty provisions and the impact of these penalties or restrictions on each period presented. Cite the authoritative guidance being relied upon in accounting for such restrictions and penalty provisions.

(r) Earnings (Loss) per Share, page F-20

43.   We note that you have excluded redeemable convertible preferred stock from your computation of basic earnings per share. These shares appear to participate in earnings on the same basis as your common shareholders. See your disclosure regarding dividend rights on page F-24. Participating securities should be included in the computation of basic earnings per share when net income is reported using the two-class method. See Issue 7 of EITF 03-6 and paragraphs 60 and 61 of SFAS 128.

(s) Recent Accounting Pronouncements, page F-21

44.   We note from your disclosures that you believe the adoption of the provisions of SAB 108 are not expected to have material impact on the Company's financial position or results of operations. Be advised that registrants whose IPOs are declared effective after November 15, 2006 must apply the guidance in SAB 108 to the financial statements included in the IPO registration statement. See footnote 6 of SAB 018. If those financial statements are materially misstated using the guidance in SAB 108, you must restate them in accordance with SFAS 154 prior to effectiveness. You may not use the cumulative effect approach described in the interpretive response to Question 3 of the SAB.

Note 9. Stock Options, page F-27

45.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
- The amount and timing of expense recognition; and

- Indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

    Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

46.   Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

47.   As applicable, consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

48.   In addition, if your disclosure refers to the use of an unrelated valuation specialist please name the specialist and include the expert's consent following Rule 436(b) of Regulation C, or alternatively, remove the reference.

Note 13. Related Party Transactions, page F-40

49.   We note from your disclosures on page 129 of the filing that J.P. Morgan Securities, Inc. and Bear Stearns & Co. Inc. are both current clients and acting as underwriters in connection with your initial public offering. We further note your disclosures on pages 7 and F-43 of the filing that your largest client, British Telecommunications plc, purchased an equity interest in your Company on March 29, 2007. Tell us whether you considered providing related party disclosures in the financial statements as required by SFAS 57. Further, tell us how you considered the guidance in Item 4-08(k) of Regulation S-X,

which requires the dollar amount of related party transactions be disclosed on the face of the balance sheet, income statement, or statement of cash flows, as appropriate.

Note 14. Commitments and Guarantees, page F-41

50.   We note from your disclosures on page 25 of the filing that the Indian taxing authorities issued an assessment order with respect to the examination of your tax returns for the fiscal years ended March 31, 2004, and that an audit is currently being conducted of the fiscal year ended March 31, 2005. We further note from your disclosures that you have recorded a reserve of $0.4 million related to a transfer pricing matter for the nine months ended December 31, 2006. Tell us why this contingency is not disclosed in the financial statements, and revise accordingly. Provide us with your analysis in accordance with SFAS 5.

Note 16. Business Segment Information, page F-42

51.   We note from your disclosures that the Company has determined that it operates under one reportable segment. We further note from your disclosures on page 74 of the filing that you primarily focus on the following three industries each of which requires a different areas of expertise: communications and technology, BSFU and media and information. Tell us how you considered the criteria for separate operating segments pursuant to paragraphs 10 through 15 of SFAS 131 or how you have met the aggregation criteria of paragraph 17 of SFAS 131. Clarify what information is reviewed by your chief operating decision maker to allocate such resources to these solutions.

Part II

Indemnification of Directors and Officers, page II-1

52.   Once the form of underwriting agreement is filed, please expand your description here of the general effect of the indemnification provisions therein.

Recent Sales of Unregistered Securities, page II-3

53.   We note that you relied upon Section 4(2) for numerous issuances of unregistered securities. Please briefly outline whether the purchasers were accredited or sophisticated with access to information.

Exhibits, page II-10

54.   We note the reference to the stockholders agreement on page 83. Since this voting

agreement is currently in effect, please file it as an exhibit to the registration statement. See Item 601 of Regulation S-K.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the

Kris Canekeratne
Virtusa Corporation
May 8, 2007
Page 15

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Morgan Youngwood at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 523-1231
        John J. Egan III, Esq.
        Edward A. King, Esq.
        Delcy P. Sweet, Esq.
        Goodwin Proctor LLP
        Telephone: (617) 570-1346